UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Translation of registrant's name into English)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

EXHIBIT LIST

Exhibit	Title
99.1	Notice of Special Meeting of Unitholders and Joint Management Information Circular
99.2	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P.
by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Date:	November 28, 2025	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary